December 15, 2015

Bruce J. Mackey, Jr.
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts  02458

Dear Bruce,

In our recent meeting in Boston on November 30th with you, Barry Portnoy, and David Hegarty, Barry made it clear that Five Star’s owned assets are not for sale.  Trust that we respect and understand his position as a director of the Company.  Over the past two weeks, we have carefully discussed his position and reviewed our plans both internally and with our financial and legal advisors. As a result and for your consideration, we have enclosed a Letter of Intent from GPA, Inc., an affiliate.

Upon reflection, while we do not presume to know the details of your Company better than you and your management team, we still firmly believe that the plan we presented should be viewed as a very viable, strategic option for successfully repositioning Five Star and unlocking value for all shareholders.

Having the benefit of analyzing public information and carefully reviewing (including touring and completing a market assessment) each of the 33 Company-owned properties over the past couple of months, we conveyed to your team many reasons why such a sale makes compelling sense.  If we acquired, through our operating company, Five Star’s owned properties, Five Star could monetize these assets, which the markets currently do not fully value, while simultaneously raising the capital required to unlock its intrinsic, long-term value without diluting shareholders and without diluting the Company’s EPS.

The operational plan that we have for the 33 owned communities is essentially the same plan that we suggest for Five Star for its substantial, remaining portfolio (i.e., invest significant capital back into the communities now in order to improve net operations and value). We have learned in our 40 plus years of real estate practice, that the best business solutions are often simple at their core.

Strategically, a significant capital infusion provides opportunities for Five Star’s leadership to create ongoing, outsized growth in free cash flow.  Our proposed strategy focused on four areas where we believe the greatest yields and value could be recognized.

•	Reinvest in Existing Leased Communities: Invest in renovation and modernization projects of select communities to create competitive market advantages
-	Boost occupancy and market rates
-	Reduce, or eliminate, reliance on high cost of capital landlord capex

•	De-leverage Off-Balance Sheet Leases: Pay Senior Housing Properties Trust a lump sum for a permanent rent reduction
-	Immediately improve coverage and de-lever capital structure
-	Increase future earnings available for investments and growth

•	Expansion Opportunities: Build additional units onto existing communities / land
-	Accelerate the current growth strategy through additional conversion of existing space to other senior care uses, including memory care for Five Star’s current Bridge to Rediscovery program
-	Increase average market rates

•	Strategic Development: Targeted development of new communities in strategic, core markets
-	Increase density in core markets
-	Increase future earnings through higher rates and demand for new product
-	Generate additional income through development fees

Illustrative Uses of Funds (Pretax)
Gross Proceeds	$325.0
Mortgage Debt Retirement	(44.3)
Capital Gains	-
Capital Reinvestment	(172.3)
Lease De-Leveraging	(91.5)
Reserve Funds from Transaction	$16.9

Reinvest in Existing Leased Communities
Significant, and on-going, reinvestment in existing communities should drive improvements in both market rates and occupancy.  Five Star has annually deployed an average of ~$2,200 / unit in recurring capex since 2012.  However, based on our review of the 33 owned communities, market trends in seniors housing, and Five Star’s reported year-over-year market rate increase of only 1.7% in 3Q 2015, we believe such capital investments are not sufficient to retain competitive market share.  Our experience shows that an intentional, programmatic reinvestment strategy can improve occupancies and generate annual rental rate increases in excess of 3.0% - 5.0% per year across a portfolio.

Five Star, through its banking and landlord relationships, has alternative sources of capital currently available to fund these requirements.  Arguably though, these capital sources will further burden future cash flow growth, limiting shareholder value creation.  Over the past 11 quarters alone, Senior Housing Properties Trust has funded $61.9 million of Five Star’s annual capex at an effective financing rate of approximately 8%.  Without consideration for annual escalators, this strategy has resulted in a cumulative, and permanent, annual rent increase of approximately $5.6 million.

We do not believe that Five Star can borrow its way to a better future, as continuing to leverage the balance sheet will lead to greater devaluation of the Company.

De-leverage Off-Balance Sheet Leases
As its largest tenant, Five Star currently reports the lowest lease coverage of Senior Housing Properties Trust’s named operators.  As evidenced below, Five Star’s current trajectory is not trending favorably. Additionally, the tightening of available cash flow for Five Star increases its dependency upon SNH to fund ongoing capex needs.

By de-leveraging a portion of its off-balance sheet commitments through a negotiated lump sum payment, we expect Five Star will immediately benefit from a 0.10x improvement in lease coverage, and generate an additional $11-12 million of annual free cash flow.  We anticipate, this de-leveraging would allow Five Star to invest, not borrow, for strategic future growth and capital expenditures.

Benefits to Five Star
We believe this strategic use of capital would generate significant long-term value for Five Star and its shareholders leading Five Star to become a best-in-class, pure-play seniors housing operator.  Our analysis, based on publicly available information, creates a scenario that easily exceeds historical financial performance.

While the merit of this strategy supports sustainability, it cannot be viewed by management, or shareholders, as a final solution.  A critical review of all remaining leases must be thoroughly undertaken to ensure the long-term gains in cash flow are not negatively impacted, by underperforming obligations.  The capital infusion generated by the transaction above should be leveraged by disengaging Five Star from assets that do not fit the broader, value generating strategy.

Your team and your board of directors have opportunities available to them that will break from status quo and refocus on creating value for your most important stakeholders: your residents, employees and shareholders.

Given our interest in owning these 33 communities, and by doing so, benefitting the value of our long-term share holdings at FVE, we would appreciate your answer to our Letter of Intent, or suggested next step, on these matters immediately following your upcoming board meeting.

Best regards,

/s/ William Thomas
William Thomas